Exhibit 99.1

Nomad Foods Raises 2020 Guidance and Announces Significant Share Repurchase Activity

Fourth quarter 2020 organic revenue growth is now expected to increase in the high-single digit range

Full year 2020 Adjusted EBITDA and Adjusted EPS are expected to be approximately €465 million and €1.34 per share, respectively

The Company has returned over $655 million of capital year-to-date representing a 14% reduction in its share count

FELTHAM, England – December 8, 2020 – Nomad Foods Limited (NYSE: NOMD) today provided updates on fourth quarter 2020 business performance and share repurchase activity ahead of investor meetings taking place at the Citi Global Consumer Conference on December 8, 2020.

Fourth Quarter and Full Year 2020 Business Update
Fourth quarter 2020 performance is tracking ahead of management’s prior expectations with organic revenue growth now projected to increase in the high-single digit percent range. Organic revenue growth increased 10% through the first two months of the fourth quarter and is expected to remain above historical levels during the month of December. Management now expects to achieve 2020 Adjusted EBITDA of approximately €465 million and Adjusted EPS of approximately €1.34.

Capital Allocation Update
The Company announced that it has repurchased over $95 million of its ordinary shares thus far in the fourth quarter, resulting in excess of $195 million of cumulative share repurchases year-to-date under its $300 million share repurchase plan authorized in March 2020. This activity is in addition to the successful tender offer for $461 million of its ordinary shares completed in September 2020.

In aggregate, Nomad Foods has returned over $655 million in capital to shareholders year-to-date. The Company’s share count was approximately 176 million as of Monday December 6, 2020, representing a 14% reduction versus the start of the year.

Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Our latest expectations have us on pace to achieve a 16th consecutive quarter of organic revenue growth and compounded annual Adjusted EPS growth of 12% since 2016. These preliminary results reinforce the focus and commitment of our entire organization to perform at a high level amidst a global pandemic. We are proud of the track record that we are establishing as a premier packaged food company delivering sustained organic growth, strong free cash conversion and accretive capital deployment. Equally, we are excited by our growth prospects – organically and inorganically – as we recently outlined at our Investor Day.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are delighted to end the year on a strong note and are firmly on track to achieve the long-term financial targets that we shared at our Investor Day just last month, including €2.30 of Adjusted EPS by 2025. Our portfolio of market leading frozen food brands is positioned directly in the sweet spot of retail, geared towards consumers’ growing appetite for food that is convenient, sustainable and nutritious. Our confidence in the management team and growth strategy are underpinned by the repurchase of our shares, which we continue to see as fundamentally undervalued relative to the historic performance and growth prospects of the business.”

This press release includes preliminary results for the first two months of the fourth quarter of 2020. These preliminary results are based on management’s initial analysis of operations for the two-month period and are subject to change. The Company’s actual financial results for the first two months of the fourth quarter of 2020 could differ materially from the preliminary estimates provided in this press release as a result of the completion of closing procedures, final adjustments, or other developments arising between now and the time that the Company’s financial results are finalized. The Company cautions that its results for the two-month period may not be indicative of results for future periods.

Exhibit 99.1
About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Exhibit 99.1

Nomad Foods Limited
Appendix 1: Reconciliation from reported to organic revenue growth

Year on Year Growth – Two Month Period Ended November 30, 2020 compared with November 30, 2019:

Two Months Ended November 30, 2020
YoY Growth
Reported Revenue Growth	5%

Of which:
Organic Revenue Growth	10%
Calendar effect (a)	(3)%
Translational FX (b)	(1)%
Total	5%

(a)     Driven by a lower number of trading days in Q4 versus the prior year period, apportioned on a pro-rata basis for the first two months of the quarter.

(a)     Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

* Numbers do not add due to rounding.

Forward Looking Statements
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding organic growth for the full forth quarter of 2020 and its guidance with respect to full year 2020 Adjusted EBITDA and Adjusted EPS; (ii) the Company's expectations regarding organic and inorganic growth prospects; and (iii) the Company's expectations regarding achieving its long-term financial targets, including its target for Adjusted EPS by 2025. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i); the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets and the Company’s ability to accurately forecast the brand’s performance in light of COVID-19; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; and (xvi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.